Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

File Number 82-34932

Securities and Exchange Commission
100 F Street, N.E. [redacted]
Washington, D.C. 20549
USA

08005294

SEC Mail Processing Section
OCT 06 2008
Washington, DC
106

September 26, 2008

Our contact
Marianne Bergström

PROCESSED
OCT 15 2008
THOMSON REUTERS

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published September 26, 2008.

Best regards,

Skanska AB

Marianne Bergström/Petter Mattsson

SUPPL

Published	Item	Document name	Required by
September 26, 2008	Press Release	Nomination Committee for 2009 Annual Shareholders' Meeting of Skanska AB	law and by the listing agreement with Stockholm Stock Exchange
September 26, 2008	Press Release	Skanska sells ongoing office project in Warsaw for EUR 115 M, about SEK 1.1 billion, with capital gain of EUR 37 M, about SEK 350 M	law and by the listing agreement with Stockholm Stock Exchange
September 26, 2008	Press Release	Skanska to build a Kesko hypermarket in Finland for EUR 32.3 M, about SEK 300 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

September 26, 2008
08:30 am CET

Nomination Committee for 2009 Annual Shareholders' Meeting of Skanska AB

In accordance with the decision at the Annual Shareholders' Meeting 2008, the Chairman of the Board has formed the Nomination Committee for the Annual Shareholders' Meeting 2009.

The task of the Nomination Committee is to propose Board of Directors and auditor as well as remuneration to the Board of Directors and auditor. The proposals are to be decided upon at the 2009 Annual Shareholders' Meeting.

The Chairman of the Nomination Committee shall be the member representing the largest shareholder based on votes.

The Nomination Committee appointed for the 2009 Annual Shareholders' Meeting of Skanska AB will be composed as follows:

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
- Bo Selling, Alecta
- Håkan Sandberg, Svenska Handelsbanken AB and Handelsbanken's pension foundation
- Peter Lindell, AMF Pension
- Sverker Martin-Löf, Chairman of the Board, Skanska AB

For further information please contact:

Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel; +46 8 753 88 00

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

September 26, 2008
08:45 am CET

Skanska sells ongoing office project in Warsaw for EUR 115 M, about SEK 1.1 billion, with capital gain of EUR 37 M, about SEK 350 M

Skanska is selling the ongoing commercial development project Atrium City in Warsaw for EUR 115 M, about SEK 1.1 billion, to the German investment fund DEKA. The capital gain is EUR 37 M, about SEK 350 M, and will be reported in the quarterly reports as from the third quarter of 2008 and thereafter as the project completion progresses. By year-end 2008, the project is scheduled to be 70 percent completed.

The new office building Atrium City in the city centre comprises approximately 21,000 square meters of office space. Construction started in the autumn of 2007, and the project will be completed during the second quarter of 2009.

Approximately 90 percent of the leasable space is leased. Contracted tenants include Deloitte, King Sturge and Deutsche Bank.

"The continued strong demand for new and modern office space, in combination with Skanska's strong brand, has made the leasing of this project a success. Because most of the property has now been leased, it is natural for us to sell it and focus on developing new office projects in Central Europe," says Lars Vardheim, Business Unit President, Skanska Commercial Development Europe.

Currently, Skanska is developing 120.000 square meters of office space in central Europe cities Warsaw, Wroclaw, Prague, Ostrava and Budapest.

Skanska Commercial Development Europe initiates and develops office and logistic property projects. Operations are focused on the metropolitan areas of Hungary, the Czech Republic and Poland.

Skanska Commercial Development Europe is divided into three regional companies: Skanska Property Hungary, Skanska Czech Republic and Skanska Property Poland.

For further information please contact:

Lars Vardheim, Business Unit President, Skanska Commercial Development Europe, tel: +46 734 10 11 33
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

September 26, 2008
13:00 pm CET

Skanska to build a Kesko hypermarket in Finland for EUR 32.3 M, about SEK 300 M

Skanska has been contracted to build a hypermarket in Vantaa, in the Helsinki Metropolitan area, Finland. The contract sum is EUR 32.3 M, approximately SEK 300 M, which will be included in order bookings for the third quarter. The customer is the Finnish retail chain Kesko.

The K-citymarket will have the gross area of about 27,000 sq m, with a sales area of about 13,000 sq m. The underground parking area will take about 400 cars. The K-citymarket will include a hypermarket and a number of special stores.

Construction begins this month and will be completed in October 2009.

During the past year Skanska has completed ten new retail projects or extensions of retails centers in Finland.

Skanska Finland is one of the leading construction companies in Finland and Estonia. The company is active in building construction, residential and commercial premises, as well as civil engineering projects. The combined sales for Skanska's Finnish and Estonian operations in 2007 were SEK 9.7 billion and the company employed about 3,400 people. Skanska's operations in Finland also cover residential and commercial project development and public-private partnerships.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99
Merja Vuoripuro, Communications Manager, Skanska Oy,
tel +358 (0)9 6152 2426

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END